Exhibit 99.1
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES 2009 FIRST QUARTER RESULTS

Toronto, May 7, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today reported an unaudited net loss for the quarter of $8.6 million, or $0.02 per share. Operating earnings were $38.2 million, down from $182.9 million in the first quarter of 2008. Cash flow from operations for the quarter was a cash outflow of $63.3 million, compared to a small inflow of $3.5 million in the first quarter of 2008.

US $ millions, except earnings per share	January – March
	2009	2008
Sales	123.4	305.7
Operating earnings[1]	38.2	182.9
Net (loss) earnings before discontinued operations	(14.2)	81.3
Net (loss) earnings	(8.6)	78.8
Basic and diluted (loss) earnings per share:
From continuing operations	(0.03)	0.21
From discontinued operations	0.01	(0.01)
Basic and diluted (loss) earnings per share	(0.02)	0.20
Cash flow from operations	(63.3)	3.5

Commenting on the quarter, Mr. Phil Wright, President and CEO said “This quarter has probably represented the bottom for us in terms of cash flow and earnings. We paid out $68.1 million in customer settlements that related to last quarter’s severe price falls and, post this, all our mining operations are now cash flow positive.

“The recent equity raising, coupled with a limited-term copper hedge, has removed the liquidity concerns we had at the start of the quarter and we are now in a position to be able to finalize a suitable debt facility in the near future. We expect this new facility to be in the order of $225 million, an amount that we judge to be more than adequate to meet our needs over the next few years.

“On the operating front, our wholly-owned operations continue to perform well with a lower cost base and it is with a great deal of satisfaction that we have seen the Tenke copper/cobalt project start-up and finalize its first shipment of copper to market.

“This quarter has been a real watershed for us and strategically we are now looking for new opportunities to create value knowing that we have a very sound platform comprising long-life, low-cost assets off which to work” Mr. Wright said.

Highlights

  Sales for the quarter were $123.4 million, down 60% compared to sales in the first quarter of 2008 of $305.7 million. The decline is entirely related to lower metal prices.

  Operating cost performance improved primarily due to decrease in treatment and refining charges of $22.8 million and cost control initiatives which involved a reduced number of contractors and lower materials costs. Total operating costs decreased by $28.2 million to $76.8 million from $105.0 million in the first quarter of 2008. The US dollar-denominated cash cost per pound of metal produced was aided by a weakening of the Euro and Swedish krona.

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1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation.

  Operating earnings reduced by $144.7 million from $182.9 million in the first quarter of 2008 to $38.2 million in 2009. Price and price adjustments on previous concentrate sales accounted for a reduction of approximately $191 million, and this was partially offset by cost improvements at the operations and more favourable exchange rates.

  Cash flow from operations for the quarter was a cash outflow of $63.3 million, compared to a small inflow of $3.5 million in the first quarter of 2008. The Company paid $68.1 million to customers during the quarter for settlement of sales that occurred in previous periods.

  The Company announced the production of first copper was achieved during the quarter at the Tenke Fungurume copper-cobalt project in which the Company holds a 24.75% interest. This was followed shortly thereafter by the first shipment of copper cathode from the operation. The project is still expected to reach commercial production in the second half of 2009, targeting full production for Phase I of 115,000 tonnes per annum (“tpa”) copper and at least 8,000 tpa cobalt.

  In March, the Company reported its Mineral Reserve and Resource estimates as at December 31, 2008. Notable items were: the replacement of mined reserves at the Company’s two key operations of Neves-Corvo and Zinkgruvan; an initial copper reserve at Zinkgruvan; large copper reserves at Tenke Fungurume.

  The updated estimates also include a large increase in zinc reserves and resources at Neves-Corvo. Neves-Corvo is now not only a major copper producer but also a world-class zinc deposit and overall remains under-explored.

  In February, the Company agreed to terminate the plan of arrangement with HudBay Minerals Inc. that had been entered into in November of 2008.

Financial Position

  Net debt1 at March 31, 2009 was $259.5 million, as compared to a net debt of $145.5 at December 31, 2008. The increase in net debt during the quarter was primarily attributable to the cash outflow on the settlement of sales for which provisional payments had been previously received, as well as cash outlays on disposal of Aljustrel and capital expenditures.

  On April 27th the Company closed a bought-deal public offering for total net proceeds of C$180.6 million ($149.2 million). The Company issued 92 million common shares of the Company at a price of C$2.05 per share.

  During April, the Company entered into multiple option collar arrangements to protect against near-term decreases in the price of copper. The contracts establish a weighted average floor price of $1.87 per pound and a weighted average maximum price cap of $2.39 per pound. The contracts, which come due over the next 12 months, are for approximately 40,000 tonnes of copper.

  Cash on hand at March 31, 2009 was $51.3 million. Cash on hand at May 4, 2009 was approximately $135.1 million.

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1 Net debt/(surplus) is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Outlook

  Production outlook for 2009 is unchanged:

Production Outlook
(contained metal in tonnes)	2009
Copper*	90,000
Zinc	98,000
Lead	40,000
Nickel	6,800
* No tonnage included for Tenke

  Market outlook remains uncertain. Although prices have recovered somewhat since December’s lows, the physical metal markets lack transparency and the Company remains prepared for any directional changes in near-term metal prices. Operating plans for Neves-Corvo have been secured by the hedging arrangements for 40,000 tonnes of copper which ensures positive cash flow even if copper prices fall back to December’s lows of $1.30 per pound.

  Cash costs per pound are still expected to be in the region of 10% below 2008 but are dependent on exchange rates.

  Neves-Corvo and Zinkgruvan will continue to be free cash flow1 positive and large amounts payable to customers at year end which drained cash balances have now been settled. Aguablanca is cash flow positive at current prices and will continue to be monitored to ensure it remains viable.

  Capital expenditures for the year are expected to be around $130 million which includes: $50 million of sustaining capital; $30 million of new investment in existing operations relating to the Zinkgruvan copper project and the Neves-Corvo zinc expansion; and in the range of $40 – $50 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies and other minor costs).

  The Company expects that its consistent operational performance and the completion of the bought deal financing for net proceeds of C$180.6 million ($149.2) should assist in the satisfactory restructuring of the credit facility during the second quarter.

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1 Free cash flow is a Non-GAAP measure defined as cash flows from operations, less sustaining capital expenditures.
All amounts are expressed in US dollars unless otherwise noted.

First Quarter 2009 Results

Financial and Operational Highlights

	Three months ended March 31
(USD millions, except per share amounts)	2009	2008
Sales	123.4	305.7
Operating earnings[1]	38.2	182.9
Depletion, depreciation & amortization	(43.5)	(52.9)
General exploration and project investigation	(5.3)	(10.1)
Interest and bank charges	(4.0)	(3.4)
Foreign exchange loss	(7.2)	(6.2)
Loss on forward sales contracts	-	(1.2)
Other income and expenses	1.2	2.8
(Loss) earnings from continuing operations before discontinued operations and income taxes	(20.6)	111.9
Income tax recovery (expense)	6.4	(30.6)
Net (loss) earnings after taxes before discontinued operations	(14.2)	81.3
Net income (loss) from discontinued operations	5.6	(2.5)
Net (loss) income	(8.6)	78.8

Shareholders’ Equity	2,580.4	3,750.0
Cash flow from operations	(63.3)	3.5
Capital expenditures	(33.6)	(79.3)
Net debt[2]	259.5	104.2

Key Financial Data	Three months ended March 31
	2009	2008
Shareholders’ equity per share[3]	5.29	9.61
Basic (loss) earnings per share	(0.02)	0.20
Basic (loss) earnings per share before discontinued operations	(0.03)	0.21
Diluted (loss) earnings per share	(0.02)	0.20
Diluted (loss) earnings per share before discontinued operations	(0.03)	0.21
Dividends	Nil	Nil
Equity ratio[4]	0.75	0.74
Shares outstanding:
Basic weighted average	487,433,771	390,821,044
Diluted weighted average	487,433,771	390,942,398
End of period	487,433,771	390,413,431

Production Summary	Three months ended March 31
(excluding Aljustrel)	2009	2008	Change
Copper (tonnes)	24,240	24,940	-2.8%
Zinc (tonnes)	34,277	40,062	-14.4%
Lead (tonnes)	12,870	12,577	2.3%
Nickel (tonnes)	1,961	1,848	6.1%

The 2009 first quarter financial statements, management’s discussion and analysis and notes to the financial statements are available on Sedar (www.sedar.com) or the Company’s website (www.lundinmining.com).

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1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation. See page 22 of this MD&A for discussion of Non-GAAP measures.
2 Net debt/(surplus) is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.
3 Shareholders’ equity per share is a Non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period.
4 Equity ratio is a Non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period.

About Lundin Mining
Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations North America: +1-604-689-7842
Josh Crumb, Investor Relations Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates
In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.